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                           January 29, 2024

       Christopher J. Bruno
       Chief Executive Officer & President
       RSE Innovation, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Innovation, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 9
                                                            Filed January 4,
2024
                                                            File No. 024-11612

       Dear Christopher J. Bruno:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 9 Filed January 4, 2024

       Management
       Asset Manager
       Responsibilities of the Asset Manager, page 77

   1. We note your statements that the Asset Manager is responsible for "[e]ngag[ing] third-
                                                        party independent
contractors for the care, custody, maintenance and management of the
                                                        Underlying Assets" and
"perform[ing] any other act necessary to carry out all asset management ...
obligations." Please provide specific examples of such duties and obligations to be
carried out by DomianX in its role as Asset Manager of Series #URL5 and #URL6.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Christopher J. Bruno
RSE Innovation, LLC
January 29, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher J. Bruno
                                                          Division of
Corporation Finance
Comapany NameRSE Innovation, LLC
                                                          Office of Trade &
Services
January 29, 2024 Page 2
cc:       Lori Metrock
FirstName LastName